SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LIBERTY TRIPADVISOR HOLDINGS, INC.

(Name of Issuer)

Series A Common Stock, par value $.01 per share
Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock:  531465102
Series B Common Stock:  531465201

(CUSIP Numbers)

Gregory B. Maffei
c/o Liberty TripAdvisor Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 531465102 Series B Common Stock: 531465201
1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person	7. Sole Voting Power Series A Common Stock: 0 (1) Series B Common Stock: 4,632,013 (2)
8. Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0
9. Sole Dispositive Power Series A Common Stock: 0 (1) Series B Common Stock: 4,632,013 (2)
10. Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 0 (1) Series B Common Stock: 4,632,013 (2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) Series A Common Stock: 0% Series B Common Stock: 97.0% (3)
14. Type of Reporting Person IN

(1)         Does not include shares of the Issuer’s (as defined below) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”) issuable upon conversion of shares of the Issuer’s Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”) beneficially owned by Mr. Gregory B. Maffei (“Mr.

Maffei”); however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 4,632,013 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 6.0% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(2)         Includes 1,823,664 shares of Series B Common Stock that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, March 15, 2020.

(3)         For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 72,154,703 and the total number of shares of Series B Common Stock outstanding was 2,929,401, in each case, on January 31, 2020, as reported by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Issuer”), in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 19, 2020 and, as required by Rule 13d-3 under the Exchange Act, after adjustment for (i) the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable within 60 days after March 15, 2020 and (ii) the vesting of Mr. Maffei’s performance-based restricted stock units on March 15, 2020.  Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock.  Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes.  Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 38.6% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY TRIPADVISOR HOLDINGS, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (“Series A Common Stock”), and Series B common stock, par value $0.01 per share (“Series B Common Stock,” and together with the Series A Common Stock, the “Common Stock”), of Liberty TripAdvisor Holdings, Inc. (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei”), on December 31, 2014, as amended by Amendment No. 1 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on September 17, 2019 (“Amendment No. 1”) and Amendment No. 2 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on October 25, 2019 (“Amendment No. 2” and collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D (the “Amendment”) constitutes Amendment No. 3 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 15, 2020, Mr. Maffei acquired beneficial ownership of an additional 23,168 shares of Series B Common Stock as a result of the vesting of performance-based restricted stock units with respect to shares of Series B Common Stock which were granted pursuant to compensatory arrangements with the Issuer in consideration of his service as an officer and taking into account shares withheld for taxes.  Also on March 15, 2020, 26,557 options to purchase shares of Series B Common Stock at an exercise price of $14.28 per share vested.  Such options were granted to Mr. Maffei pursuant to compensatory arrangements with the Issuer in consideration of his service as an officer.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) no shares of Series A Common Stock, which shares represent 0% of the outstanding shares of Series A Common Stock and  (ii) 4,632,013 shares of Series B Common Stock (including 1,823,664 shares that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, March 15, 2020), which shares represent approximately 97.0% of the outstanding shares of Series B Common Stock.  The foregoing percentage interests are based on 72,154,703 shares of Series A Common Stock and 2,929,401 shares of Series B Common Stock, in each case, outstanding on January 31, 2020, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 19, 2020, and as calculated pursuant to Rule 13d-3 of the Exchange Act, after adjustment for (i) the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable as of, or will be exercisable within 60 days of, March 15, 2020 and (ii) the vesting of Mr. Maffei’s performance-based restricted stock units on March 15, 2020. Because each share of Series A Common Stock is entitled to cast 1 vote, each share of Series B Common Stock is entitled to cast 10 votes on all matters upon which stockholders are generally entitled to vote, Mr. Maffei may be deemed to beneficially own voting securities of the Issuer representing approximately 38.6% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock, subject to the consultation right described in Item 6 of this Amendment.

(c) Except as provided in this Statement, Mr. Maffei has not executed any transactions in respect of the Common Stock of the Issuer during the past 60 days.  See Item 3.

(d) Not Applicable.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Investment Agreement

On March 15, 2020, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with Certares Holdings LLC, Certares Holdings (Blockable) LLC, and Certares Holdings (Optional) LLC (collectively, the “Purchaser”), and, solely for the purposes of certain provisions specified therein, Mr. Maffei. Pursuant to the Investment Agreement, the Issuer agreed to issue and sell to the Purchaser 325,000 shares of the Issuer’s newly-created 8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), for a purchase price of $1,000 per share. The Investment Agreement provides for a proposed closing date of March 30, 2020, but the parties have agreed to use reasonable efforts to close earlier. The Investment Agreement provides minimal conditions to closing. For example, no regulatory approvals are needed as a condition to closing under the Investment Agreement. The net proceeds from the investment will be used to repay a portion of the outstanding balance under the Issuer’s existing margin loan.

Transfer of Series B Common Stock.  For so long as the Purchaser owns a number of shares of Series A Preferred Stock with an aggregate liquidation value equal to at least 25% of the original aggregate liquidation value of the Series A Preferred Stock (the “Threshold Amount”), subject to certain exceptions, the Purchaser is entitled to certain rights to match offers consisting at least 90% of cash consideration to acquire shares of Series B Common Stock owned by Mr. Maffei.

Consultation. For so long as the Purchaser owns shares of Series A Preferred Stock having a liquidation value equal to at least the Threshold Amount, the Purchaser is entitled to certain consultation rights with Mr. Maffei with respect to any matter on which he votes his shares of Series B Common Stock.

The above summary of the provisions of the Investment Agreement applicable to Mr. Maffei does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement, which is attached hereto as Exhibit 7(b), and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

7(b)                          Investment Agreement, dated as of March 15, 2020, by and among Liberty TripAdvisor Holdings, Inc., the investors listed in Schedule I thereto, and solely for purposes of certain provisions therein, Gregory B. Maffei (incorporated by reference to Exhibit 4.1 to Liberty TripAdvisor Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on March 16, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 17, 2020

	By:	/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GM Amendment No. 3 to Liberty TripAdvisor Holdings, Inc. 13D]

EXHIBIT INDEX

Exhibit No.	Description

7(a)	Letter Agreement, dated December 21, 2014, between Mr. Maffei and the Issuer (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on December 29, 2014).

7(b)

Investment Agreement, dated as of March 15, 2020, by and among the Issuer, the investors listed in Schedule I thereto, and solely for purposes of certain provisions therein, Gregory B. Maffei (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 16, 2020).